                                                                              1.


                                                                  Exhibit 99.110

                                                    Ontario Corporation Number
                                                 Numero de la societe en Ontario
                                                             1303782

                         For Ministry Use Only
                    A l'usage exclusif du ministere

(ONTARIO LOGO)   Ministry of            Ministere de
                 Consumer and           la Consommation
                 Commercial Relations   et du Commerce
CERTIFICATE                             CERTIFICAT
This is to certify that these           Ceci certifie que les presents
articles are effective on               statuts entrent en vigueur le

JULY 06                                 JUILLET, 1998


/s/ (signature illegible)
------------------------------------------------------------
                    Director / Directeur
Business Corporations Act / Loi sur les societes par actions

   Form 1                          ARTICLES OF INCORPORATION
  Business                            STATUTS CONSTITUTIFS
Corporations
    Act        1.   The name of the corporation is:          Denomination sociale de la societe:

 Formule 1          TRANSITION THERAPEUTICS AND DIAGNOSTICS INC.
Loi sur les
societe par    2.   The address of the registered office:    Adresse du siege social:
  actions
                    P.O. Box 95, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, Canada
                               (Street & Number or R.R. Number & if Multi-Office Building give Room No.)
                    (Rue et numero, ou numero de la R.R. et, s'il s'agit d'un edifice a bureaux, numero du bureau)

                          Toronto, Ontario, Canada                                  M5K1G8
                    (Name of Municipality or Post Office)                        (Postal Code)
                    (Nom de la municipalite ou du bureau                         (Code postal)
                                  de poste)

               3.   Number (or minimum and maximum number)   Nombre (ou nombres minimal et maximal)
                    of directors is:                         d'administrateurs:

                    Minimum: 1, Maximum: 10

               4.   The first director(s) is/are:             Premier(s) administrateur(s):

                                                                                                        Resident
                                                                                                        Canadian
                                                  Residence address, giving Street & No. or R.R. No.,   State
                                                  Municipality and Postal Code.                         Yes or No
               First name, initials and surname   Adresse personnelle, y compris la rue et le numero,   Resident
               Prenom, initiales et nom de        le numero de la R.R., le nom de la municipalite et    canadien
               famille                            le code postal                                        Oui/Non

               Gary M. Litwack                    124 Glen Park Avenue, North York, Ontario,            Yes
                                                  CANADA M6B 2C5

FORM 1 (B.C.A.)
CAKEware Inc. (10/96)
CBR-70

                                                                              2.


               5.   Restrictions, if any, on business the    Limites, s'il y a lieu, imposees aux
                    corporation may carry on or on powers    activites commerciales ou aux pouvoirs
                    the corporation may exercise.            de la societe.

                    NONE

               6.   The classes and any maximum number of    Categories et nombre maximal, s'il y a
                    shares that the corporation is           lieu, d'actions que la societe est
                    authorized to issue:                     autorisee a emettre:

                                Class of Shares                           Maximum Number
                                ---------------                           --------------
                                 Common shares                               Unlimited

FORM 1 (B.C.A.)
CAKEware Inc. (10/96)
CBR-70

                                                                              3.


               7.   Rights, privileges, restrictions and     Droits, privileges, restrictions et conditions, s'il
                    conditions (if any) attaching to each    y a lieu, rattaches a chaque categorie d'actions et
                    class of shares and directors            pouvoirs des administrateurs relatifs a chaque
                    authority with respect to any class of   categorie d'actions qui peut etre emise en serie:
                    shares which may be issued in series:

                                                          NONE

FORM 1 (B.C.A.)
CAKEware Inc. (10/96)
CBR-70

                                                                              4.


               8.   The issue, transfer or ownership of      L'emission, le transfert ou la propriete d'actions
                    shares is/is not restricted and the      est/n'est pas restreint. Les restrictions, s'il y a
                    restrictions (if any) are as follows:    lieu, sont les suivantes:

                    (1)  The number of shareholders of the Corporation, exclusive of persons in its employment and exclusive of persons who, having been formerly in the employment of the Corporation, were, while in that employment, and have continued after termination of that employment to be, shareholders of the Corporation, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted for such purposes as one shareholder.

                    (2)  No shares in the capital of the Corporation shall be transferred unless such transfer has either been approved by a resolution of the directors of the Corporation or consented to in writing by the then holders of not less than 51% of all of the shares of the
                         Corporation which are then outstanding which then carry the right to vote in an election of directors.

                    (3)  Any invitation to the public to subscribe for securities of the Corporation is prohibited.

FORM 1 (B.C.A.)
CAKEware Inc. (10/96)
CBR-70

                                                                              5.


               9.   Other provisions, if any, are:           Autres dispositions, s'il y a lieu:

                    The directors may from time to time, in such amounts and on such terms as they deem expedient:

                         (a)  borrow money on the credit of the corporation;

                         (b)  issue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of the Corporation;

                         (c)  charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the
                              Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or money borrowed, or other debt or liability of the
                              Corporation.

                    The directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the directors all or any of the powers conferred on the directors above to such extent and in such manner as the directors shall determine with respect to each such delegation.

FORM 1 (B.C.A.)
CAKEware Inc. (10/96)
CBR-70

                                                                              6.


               10.  The names and addresses of the           Nom et adresse des fondateurs
                    incorporators are First name, initials
                    and surname or corporate name            Full residence address or address of registered
                    Prenom, initiale et nom de famille ou    office or of principal place of business giving
                    denomination sociale                     street & No. or R.R. No., municipality and postal
                                                             code

                                                             Adresse personnelle au complet, adresse du siege
                                                             social ou adresse de I'etablissement principal, y
                                                             compris la rue et le numero, le numero de la R.R., le
                                                             nom de la municipalite et le code postal

                    Gary M. Litwack                          124 Glen Park Avenue, North York, Ontario, CANADA
                                                             M6B 2C5

                    These articles are signed in             Les Presents statuts sont signes
                    duplicate.                               en double exemplaire.

                                            Signatures of incorporators
                                            (Signatures des fondateurs)


                    /s/ Gary M. Litwack
                    --------------------------------------
                    Gary M. Litwack

FORM 1 (B.C.A.)
CAKEware Inc. (10/96)
CBR-70

    Form 2                                      CONSENT TO ACT AS A FIRST DIRECTOR
  Business                                    CONSENTEMENT DU PREMIER ADMINISTRATEUR
Corporations
     Act

  Formule 2
  Loi sur les
societes par
   actions

               I,/je soussigne(e), Gary M. Litwack
                             (First name, initials and surname)
                            (Prenom, initiales et nom de famille)

               residing at/du 124 Glen Park Avenue, North York, Ontario, CANADA M6B 2C5
                      (Street & No., R.R. No., Municipality & Postal Code)
                  (Rue et numero, numero de la R.R., nom de la municipalite et code postal)

               hereby consent to act as a        accepte par la presente de
               first director of                 devenir premier administrateur
                                                 de

                          Transition Therapeutics and Diagnostics Inc.
                                     (Name of Corporation)
                             (Denomination sociale de la societe)


                                                             /s/ Gary M. Litwack
                                                             ----------------------------------------
                                                             Signature of the Consenting Person
                                                             Signature de l'acceptant

FORM 2 (B.C.A.)
CAKEware Inc. (10/96)
CBR-71

                                                                              1.

                                                   Ontario Corporation Number
                                                 Numero de la societe en Ontario
                                                             1303782

                         For Ministry Use Only
                    A l'usage exclusif du ministere

(ONTARIO LOGO)   Ministry of            Ministere de
                 Consumer and           la Consommation
                 Commercial Relations   et du Commerce
CERTIFICATE                             CERTIFICAT
This is to certify that these           Ceci certifie que les presents
articles are effective on               status entrent en vigueur le

OCTOBER 12                              OCTOBRE, 2000


/s/ (signature illegible)
------------------------------------------------------------
Director / Directrice
Business Corporations Act / Loi sur les societes par actions

   Form 3                            ARTICLES OF AMENDMENT
  Business                          STATUTS DE MODIFICATION
Corporations
     Act       1.   The name of the corporation is:          Denomination sociale de la societe:

  Formule 3         TRANSITION THERAPEUTICS AND DIAGNOSTICS INC.
 Loi sur les
societes par   2.   The name of the corporation is changed   Nouvelle denomination sociale de la
   actions          to (if applicable):                      societe (s'il y a lieu):

               ______________________________________________________________________________________

               ______________________________________________________________________________________

               3.   Date of incorporation/amalgamation:      Date de la constitution ou de la fusion:

                                                        1998/07/06

                                                    (Year, Month, Day)
                                                    (annee, mois, jour)

               4.   The articles of the corporation are      Les statuts de la societe sont modifies
                    amended as follows:                      de la facon suivante.

                    AS SET OUT ON SCHEDULE "A" ATTACHED HERETO.

 DYE & DURHAM
FORM 3 (B.C.A.)
    07/96
   CBR 173

                                                                            -1-A

                                  SCHEDULE "A"

1. To add the following rights, privileges, restrictions and conditions attaching to the common shares:

     a. Voting Rights: The holders of the common shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each common share held at all such meetings.

     b. Payment of Dividends: The holders of the common shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places in Canada as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the common shares, the board of directors may in their sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation.

     c. Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to the common shares, be entitled to participate rateably with the Class B shares in any distribution of the assets of the Corporation.

2. To create an unlimited number of another class of shares designated as Class B Shares.

     The rights, privileges, restrictions and conditions attaching to the Class B shares are as follows:

     a. Voting Rights: The holders of the Class B shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation but shall not be entitled to vote any of their Class B shares at any such meeting.

     b. Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding- up its affairs, the holders of the Class B shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to the Class B shares, be entitled to participate rateably with the common shares in any distribution of the assets of the Corporation.

                                                                            -1-B

     c.   Conversion At Holders' Option:

               i. Each issued and fully paid Class B share may at any time be converted, at the option of the holder, into one common share. The conversion privilege herein provided for may be exercised by notice in writing given to the Corporation accompanied by a certificate or certificates representing the Class B shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Corporation as the holder of the Class B shares in respect of which such right is being exercised or by his duly authorized attorney and shall specify the number of Class B shares which the holder desires to have converted. The holder shall also pay any governmental or other tax imposed in respect of such transaction. Upon receipt of such notice the Corporation shall issue certificates representing fully paid Class B shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Class B shares represented by the certificate or certificates accompanying such notice. If less than all of the Class B shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate for the Class B shares representing the shares comprised in the original certificate which are not to be converted.

               ii. Idem: All common shares resulting from any conversion of issued and fully paid Class B shares into common shares pursuant to clause 2(d)(i) hereof shall be deemed to be fully paid and non-assessable.

               iii. Idem: None of the Class B shares or the common shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

                                                                              2.


               5.   The amendment has been duly authorized   La modification a ete dument autorisee
                    as required by Sections 168 & 170        conformement aux articles 168 et 170
                    (as applicable) of the Business          (selon le cas) de la Loi sur
                    Corporations Act.                        les societes par actions.

               6.   The resolution authorizing the           Les actionnaires ou les administrateurs
                    amendment was approved by the            (selon le cas) de la societe ont
                    shareholders/directors (as applicable)   approuve la resolution autorisant la
                    of the corporation on                    modification le

                                                        2000/10/10
                                                    (Year, Month, Day)
                                                   (annee, mois, jour)

               These articles are signed in duplicate.       Les presents status sont signes en
                                                             double exemplaire.

                                                             TRANSITION THERAPEUTICS AND
                                                             DIAGNOSTICS INC.

                                                             ------------------------------------------------------
                                                                             (Name of Corporation)
                                                                      (Denomination sociale de la societe)


                                                             By:/Par: /s/ Tony Cruz                President
                                                                      ---------------------------------------------
                                                                      (Signature)           (Description of Office)
                                                                      (Signature)                 (Fonction)

                                                                      Dr. Tony Cruz

 07/96
CBR 173

                                                                              1.


                                                    Ontario Corporation Number
                                                 Numero de la societe en Ontario
                                                             1303782

                         For Ministry Use Only
                    A l'usage exclusif du ministere

(ONTARIO LOGO)   Ministry of            Ministere de
                 Consumer and           la Consommation
                 Commercial Relations   et du Commerce
CERTIFICATE                             CERTIFICAT
This is to certify that these           Ceci certifie que les presents
articles are effective on               status entrent en vigueur le

OCTOBER 19                              OCTOBRE, 2000


/s/ (signature illegible)
------------------------------------------------------------
Director / Directrice
Business Corporations Act / Loi sur les societes par actions

   Form 3                            ARTICLES OF AMENDMENT
  Business                          STATUTS DE MODIFICATION
Corporations
     Act       1.   The name of the corporation is:          Denomination sociale de la societe:

  Formule 3    TRANSITION THERAPEUTICS AND DIAGNOSTICS INC.
 Loi sur les
societes par   2.   The name of the corporation is changed   Nouvelle denomination sociale de la
   actions          to (if applicable):                      societe (s'il y a lieu):

               _____________________________________________________________________________________

               _____________________________________________________________________________________

               3.   Date of incorporation / amalgamation:    Date de la constitution ou de la fusion:

                                                    1998/07/06
                                                (Year, Month, Day)
                                                (annee, mois, jour)

               4.   The articles of the corporation are      Les status de la societe sont modifies
                    amended as follows:                      ce la facon suivante.

               TO DELETE THE FOLLOWING RIGHTS, PRIVILEGES, RESTRICTIONS AND
               CONDITIONS ATTACHING TO THE CLASS B SHARES:

               2(C)(II) ALL COMMON SHARES RESULTING FROM ANY CONVERSION OF
                    ISSUED AND FULLY PAID CLASS B SHARES INTO COMMON SHARES
                    PURSUANT TO CLAUSE 2(D)(I) HEREOF SHALL BE DEEMED TO BE
                    FULLY PAID AND NON-ASSESSABLE.

               AND TO SUBSTITUTE THE FOLLOWING THEREFOR:

               2(C)(II) ALL COMMON SHARES RESULTING FROM ANY CONVERSION OF
                    ISSUED AND FULLY PAID CLASS B SHARES INTO COMMON SHARES
                    PURSUANT TO CLAUSE 2(C)(I) HEREOF SHALL BE DEEMED TO BE
                    FULLY PAID AND NON-ASSESSABLE.

  DYE & DURHAM
FORM 3 (B.C.A.)
     07/96
    CBR 173

                                                                              2.

               5.   The amendment has been duly              La modification a ete dument autorisee
                    authorized as required by Sections       conformement aux articles 168 et 170
                    168 & 170 (as applicable) of the         (selon le cas) de la Loi sur les
                    Business Corporations Act.               societes par actions.

               6.   The resolution authorizing the           Les actionnaires ou les administrateurs
                    amendment was approved by the            (selon le cas) de la societe ont
                    shareholders/directors (as               approuve la resolution autorisant la
                    applicable) of the corporation on        modification le

                                                    2000/10/10
                                                (Year, Month, Day)
                                                (annee, mois, jour)

               These articles are signed in duplicate.       Les presents status sont signes en
                                                             double exemplaire.


                                        TRANSITION THERAPEUTICS AND DIAGNOSTICS
                                        INC.



                                        ----------------------------------------
                                                  (Name of Corporation)
                                               (Denomination sociale de la
                                                        societe)


                                        By:/Par: /s/ Tony Cruz                            President
                                                 ---------------------------------------------------------
                                                 (Signature)                       (Description of Office)
                                                 (Signature)                              (Fonction)

                                                 Dr. Tony Cruz

  07/96
 CBR 173

                                                                              1.


                                                   Ontario Corporation Number
                                                 Numero de la societe en Ontario
                                                             1303782

                         For Ministry Use Only
                    A l'usage exclusif du ministere

(ONTARIO LOGO)   Ministry of            Ministere de
                 Consumer and           la Consommation
                 Commercial Relations   et du Commerce
CERTIFICATE                             CERTIFICAT
This is to certify that these           Ceci certifie que les presents
articles are effective on               status entrent en vigueur le

NOVEMBER 02                             NOVEMBRE, 2000


/s/ (signature illegible)
-------------------------------------------------------------
Director / Directrice
Business Corporations Act / Loi sur les societes  par actions


                             ARTICLES OF AMENDMENT
                            STATUTS DE MODIFICATION

   Form 3      1.   The name of the              Denomination sociale de la
  Business          corporation is:              societe:
Corporations
    Act             TRANSITION THERAPEUTICS AND DIAGNOSTICS INC.

  Formule 3    2.   The name of the corporation  Nouvelle denomination sociale
 Loi sur les        is changed to                de la societe (s'il y a lieu):
societes par        (if applicable):
   actions          ____________________________________________________________

                    ____________________________________________________________

               3.   Date of incorporation/       Date de la constitution ou de
                    amalgamation:                la fusion:

                                             1998/07/06
                                         (Year, Month, Day)
                                         (annee, mois, jour)

               4.   The articles of the          Les statuts de la societe sont
                    corporation are amended as   modifies de la facon suivante.
                    follows:

                    TO DELETE THE RESTRICTIONS SET OUT IN ARTICLE 8 OF THE
                    ARTICLES OF INCORPORATION.

 DYE & DURHAM
FORM 3 (B.C.A.)
     07/96
    CBR 173

                                                                              2.


               5.   The amendment has been       La modification a ete dument
                    duly authorized as           autorisee conformement aux
                    required by Sections 168 &   articles 168 et 170 (selon le
                    170 (as applicable) of the   cas) de la Loi sur les societes
                    Business Corporations Act.   par actions.

               6.   The resolution authorizing   Les actionnaires ou les
                    the amendment was approved   administrateurs (selon le cas)
                    by the shareholders/         de la societe ont approuve la
                    directors (as applicable)    resolution autorisant la
                    of the corporations on       modification le

                                             2000/10/10
                                         (Year, Month, Day)
                                         (annee, mois, jour)

                    These articles are signed    Les presents status sont
                    in duplicate.                signes en double exemplaire.

                                            TRANSITION THERAPEUTICS AND
                                            DIAGNOSTICS INC.

                                            ------------------------------------
                                                    (Name of Corporation)
                                            (Denomination sociale de la societe)


                    By:/Par: /s/ Tony Cruz              President
                             -------------------------------------------
                            (Signature)          (Description of Office)
                            (Signature)                 (Fonction)
                            Dr. Tony Cruz

    07/96
   CBR 173

                                                                              1.

                                                   Ontario Corporation Number
                                                 Numero de la societe en Ontario
                                                             1303782

                         For Ministry Use Only
                    A l'usage exclusif du ministere

(ONTARIO LOGO)   Ministry of            Ministere de
                 Consumer and           la Consommation
                 Commercial Relations   et du Commerce
CERTIFICATE                             CERTIFICAT
This is to certify that these           Ceci certifie que les presents
articles are effective on               statuts entrent en vigueur le

DECEMBER 14                             DECEMBRE, 2000


/s/ (signature illegible)
-------------------------------------------------------------
Director / Directrice
Business Corporations Act / Loi sur les societes par actions


                              ARTICLES OF AMENDMENT
                             STATUTS DE MODIFICATION

   Form 3      1.   The name of the              Denomination sociale de la
  Business          corporation is:              societe:
Corporations
    Act             TRANSITION THERAPEUTICS AND DIAGNOSTICS INC.

  Formule 3    2.   The name of the corporation  Nouvelle denomination sociale
 Loi sur les        is changed to                de la societe (s'il y a lieu):
societes par        (if applicable):
   actions
                    TRANSITION THERAPEUTICS INC.

               3.   Date of incorporation/       Date de la constitution ou de
                    amalgamation:                la fusion:

                                             1998/07/06
                                         (Year, Month, Day)
                                         (annee, mois, jour)

               4.   The articles of the          Les statuts de la societe sont
                    corporation are amended as   modifies de la facon suivante.
                    follows:

                    A) TO CHANGE THE NAME OF THE CORPORATION FROM "TRANSITION
                       THERAPEUTICS AND DIAGNOSTICS INC." TO "TRANSITION
                       THERAPEUTICS INC."

                    B) EFFECTIVE OCTOBER 10, 2000, THE 4,222,342 ISSUED COMMON
                       SHARES OF THE CORPORATION ARE DIVIDED INTO 13,750,000
                       ISSUED COMMON SHARES OF THE CORPORATION.

 DYE & DURHAM
FORM 3 (B.C.A.)
     07/96
    CBR 173

               5.   The amendment has been duly authorized   La modification a ete dument autorisee
                    as required by Sections 168 & 170        conformement aux articles 168 et 170
                    (as applicable) of the Business          (selon le cas) de la Loi sur
                    Corporations Act.                        les societes par actions.

               6.   The resolution authorizing the           Les actionnaires ou les administrateurs
                    amendment was approved by the            (selon le cas) de la societe ont
                    shareholders/directors (as applicable)   approuve la resolution autorisant la
                    of the corporation on                    modification le

                                                        2000/12/14
                                                    (Year, Month, Day)
                                                   (annee, mois, jour)

               These articles are signed in duplicate.       Les presents status sont signes en
                                                             double exemplaire.

                                                             TRANSITION THERAPEUTICS AND
                                                             DIAGNOSTICS INC.

                                                             ------------------------------------------------------
                                                                             (Name of Corporation)
                                                                      (Denomination sociale de la societe)


                                                             By: /Par: /s/ Tony Cruz                 PRESIDENT
                                                                       --------------------------------------------
                                                                      (Signature)           (Description of Office)
                                                                      (Signature)                 (Fonction)

                                                                      Dr. Tony Cruz

07/96

CBR 173

                                                   Ontario Corporation Number
                                                 Numero de la societe en Ontario
                                                             1303782

                         For Ministry Use Only
                    A l'usage exclusif du ministere

(ONTARIO LOGO)   Ministry of         Ministere des Services
                 Consumer and        aux consommateurs
                 Business Services   et aux entreprises
CERTIFICATE                          CERTIFICAT
This is to certify that these        Ceci certifie que les presents status
articles are effective on            entrent en vigueur le

DECEMBER 17                          DECEMBRE, 2004


/s/ (signature illegible)
-------------------------------------------------------------
Director / Directrice
Business Corporations Act / Loi sur les societes  par actions


                              ARTICLES OF AMENDMENT
                             STATUTS DE MODIFICATION

   Form 3      1.   The name of the corporation is: (Set out in BLOCK CAPITAL
  Business          LETTERS)
Corporations        Denomination sociale actuelle de la societe
    Act             (ecrire en LETTRES MAJUSCULES SEULEMENT):

                    TRANSITION THERAPEUTICS INC.

  Formule 3    2.   The name of the corporation   (Set out in BLOCK CAPITAL
 Loi sur les        is changed to                 LETTERS)
societes par        (if applicable):
   actions          Nouvelle denomination         (ecrire en LETTRES
                    sociale de la societe         MAJUSCULES SEULEMENT):
                    (s'il y a lieu):

                    ____________________________________________________________

                    ____________________________________________________________

               3.   Date of incorporation/
                    amalgamation:
                    Date de la constitution ou
                    de la fusion:

                                             1998-07-06
                                         (Year, Month, Day)
                                         (annee, mois, jour)

               4.   COMPLETE ONLY IF THERE IS A CHANGE IN THE NUMBER OF
                    DIRECTORS OR THE MINIMUM / MAXIMUM NUMBER OF DIRECTORS. IL
                    FAUT REMPLIR CETTE PARTIE SEULEMENT SI LE NOMBRE
                    D'ADMINISTRATEURS OU SI LE NOMBRE MINIMAL OU MAXIMAL
                    D'ADMINISTRATEURS A CHANGE.

                    Number of directors is\are: OR minimum and maximum number of directors is/are:
                    Nombre d'administrateurs:  OU nombres minimum et maximum d'administrateurs:

                    Number                      OR minimum and maximum
                    Nombre                      OU minimum et maximum
                    ______                         _______    ________

               5.   The articles of the corporation are amended as follows:
                    Les status de la societe sont modifies de la facon sulvante:

                    To delete the reference to the Class B Shares and the
                    rights, privileges, restrictions and conditions attaching to the Class B Shares of the Corporation so that the
                    Corporation is authorized to issue an unlimited number of
                    one class of shares designated as Common shares.
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
               6.   The amendment has been duly authorized as required by
                    sections 168 and 170 (as applicable) of the Business
                    Corporations Act.

                    La modification a ete dument autorisee conformement aux articles 168 et 170 (selon le cas) de la Loi sur les societes par actions.

               7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

                    Les actionnaires ou les administrateurs (selon le cas) de la societe ont approuve la resolution autorisant la modification le

                                             2004-Dec-14
                                         (Year, Month, Day)
                                         (annee, mois, jour)

               These articles are signed in duplicate.
               Les presents statuts sont signes en double exemplaire.

                          TRANSITION THERAPEUTICS INC.

--------------------------------------------------------------------------------
  (Name of Corporation) (if the name is to be changed by these articles set out current name)
   (Denomination sociale de la societe) (Si l'on demande un changement de nom, indiquer ci-dessus la denomination sociale actuelle).


By/Par: /s/ Tony Cruz                            DIRECTOR
        ---------------------------------------------------------
        (Signature)                       (Description of Office)
        (Signature)                              (Fonction)

        TONY CRUZ

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